FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, February 24, 2005

Mr Alejandro Ferreiro Yazzigi
Superintendent of Securities and Insurance

Ref.:	Information Update due to Restrictions on Supply of Gas from Argentina

Dear Sir,

In compliance with Official Letter No. 2731 dated April 2, 2004 issued by this Superintendence, requesting that the recipients of said letter update the information concerning restrictions placed on natural gas exports from Argentina, we inform you that our subsidiary, Compañía Eléctrica San Isidro S.A., and its natural gas supplier, the Argentinean firm YPF S.A., reached a temporary agreement yesterday in the City of Buenos Aires so that, by Thursday, February 24th, the parties will proceed to implement a mechanism with the Argentinean company Central Costanera S.A., for the substitution of natural gas with fuel oil, in order to allow Central Costanera S.A. to re-route the gas it has available for today and substitute it for fuel oil, subsequently charging the San Isidro power plant the higher fee resulting from said fuel substitution operation.

As a result of the above, the San Isidro power plant reported yesterday to the Central Electricity Grid System’s Economic Load Dispatch Center (CDEC-SIC) that today’s gas availability amounted to 1,600,000 m3. According to the agreements reached, Central Costanera S.A. will report daily on their gas availability and volume, all of which will undoubtedly be subject to the physical availability of the gas in mention and to the daily authorizations that must be obtained from Compañía Administradora del Mercado Mayorista Eléctrico S.A. (CAMMESA), the Dispatch Agency (OED), and the Argentinean Secretariat of Energy, all on the basis of the dispatch mechanisms employed in the Argentinean Market.

Even though, in keeping with the mechanisms set forth by the CDEC-SIC, the San Isidro power plant will continue to inform said agency as to whether or not it has gas available for dispatch, as it receives the corresponding confirmations from Argentina, our company will report any change in the current situation to this Superintendent.

Sincerely,

Claudio Iglesis Guillard
Generation Chile Manager

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: February 24, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager